UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of, April 2026

Commission File Number: 001-41813

TURBO ENERGY, S.A.

(Name of Registrant)

Plaza de América 2, 4AB

Valencia, Spain 46004

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

RESULTS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Turbo Energy, S.A. (“Turbo Energy” or the “Company”) is filing this Report on Form 6-K to report the results of the Company’s 2026 Extraordinary General Meeting of Shareholders (the “Meeting”), held at its registered offices, Plaza América 2, 4AB, 46004, Valencia, Spain at 5:00 P.M. (Central European Time) on Monday, April 27, 2026 (11:00 A.M., Eastern Daylight Time).

As of the record date, April 6, 2026 (Eastern Daylight Time), the Company had 55,085,700 Ordinary Shares issued and outstanding. 76.68%, or 42,238,795 shares, were voted and a quorum was achieved.

The shareholders voted on six proposals at the Meeting. The final results for the votes regarding each proposal are set forth below:

Proposal #1: Renewal of Delegation to Increase Share Capital: to examine and, if applicable, approve the renewal of the delegation to the Board of Directors (“Board”) to carry out capital increases granted by the Ordinary General Meeting held on June 24, 2025 under the provisions of Article 297.1(b) of the Capital Companies Act.

FOR	AGAINST	ABSTAIN
42,070,795	166,570	1,430

Proposal #2: Renewal of Delegation to Issue Convertible and/or Exchangeable Securities: to examine and, if applicable, approve the renewal of the delegation to the Board the authority to issue bonds or convertible debentures and/or exchange for shares of the Company, as well as other instruments of a similar nature, granted by the Ordinary General Meeting held on June 24, 2025 under the provisions of Article 319 of the Regulations of the Commercial Registry and Article 511 of the Consolidated Text of the Capital Companies Act.

FOR	AGAINST	ABSTAIN
42,140,505	98,025	265

Proposal #3: Report on the Use of Prior Delegation (Informational Item): to consider the special report issued by the Board regarding the use of the delegation conferred by the Ordinary General Meeting held on June 24, 2025 in favor of the Board, of the power to increase the share capital under the provisions of Article 297.1(b) of the Capital Companies Act.

This item was submitted to the shareholders for informational purposes only and does not require a vote.

Proposal #4: Granting of Powers for the Execution and Protocolization of Resolutions: to grant powers for the execution and protocolization of agreements and proceedings to the execution of any public documents necessary for the due formalization and registration in the Mercantile Registry of the resolutions adopted at this Extraordinary General Meeting, including correction or rectification, if necessary.

FOR	AGAINST	ABSTAIN
42,090,785	146,595	1,415

Proposal #5: To address requests and questions, if applicable.

This item was submitted to the shareholders for discussion purposes only and does not require a vote.

Proposal #6: 6. To read and approve, where appropriate, the minutes of the Extraordinary General Meeting.

FOR	AGAINST	ABSTAIN
42,191,910	38,295	8,590

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURBO ENERGY, S.A.

Date: April 29, 2026	By:	/s/ Mariano Soria
Mariano Soria
Chief Executive Officer

2